N0 082-1852

Atlas south sea pearl

ACN 009 220 053

RECEIVED

29th February 2008

[redacted]

08001355

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

SUPPL

Dear Sir, Atlas Pacific Ltd

RE: PRELIMINARY FINAL REPORT 2007

The Company wishes to announce its preliminary financial results for the year ended 31 December 2007. The company has reported a net after tax profit of $8,046,044 (2006 - $3,235,566) on operating revenue of $14,449,678 (2006 - $12,701,369). This represents earnings before interest, tax, depreciation and amortisation of $5,500,576 (2006 - $4,134,167). $4,264,268 of the after tax operating profit in 2007 arose from an increase in the net fair market value of its oysters and pearls as a result of a change in the Company's treatment of agricultural assets under AASB141 *Agriculture*. The adoption of the new accounting policy was introduced to reflect more closely the fair market value of the oysters and pearl inventories that are held by the company.

This is a strong financial result which reflects the operating achievements that the Company has made over the last four years. A focus on risk diversification through geographical spread, product enhancement through intensive research programs and improvements in economies of scale as a result of increased oyster quantities has seen productivity and profits improve. Strong cash flow saw the payment of fully franked dividends of four cents per share in during 2007.

The Company has previously advised of its intention to expand its pearling operations through the development of a pearling operation in Malaysia. Atlas has accepted an offer from the Commonwealth Bank for a $6M credit facility to finance this expansion. This facility will be available in the first half of 2008 subject to various conditions precedent which the Directors believe will be met. The company's balance sheet remains strong and this loan facility will enhance the return on shareholders funds as this new project comes into commercial production in 2011.

Yours faithfully

GEORGE SNOW
Chairman

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

3/19

CRP01 Appendix 4E- Preliminary Final Report.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

RECEIVED
2008 MAR 17 A 7:44
CORPORATE FINANCE

ATLAS SOUTH SEA PEARL LIMITED
ABN 32 009 220 053

Appendix 4E – Preliminary Final Report
For the Year Ended 31 December 2007

Table of Contents

Results for announcement to the market

Consolidated Financial Results	Compared to actual for previous year ended 31 December 2006		Year Ended 31 December 2007
Total revenue from ordinary activities	Up	14%	14,449,678
Profit from ordinary activities after tax attributable to members	Up	149%	8,046,044
Net Profit attributable to members	Up	149%	8,046,044
Dividends	**Amount per security**		**Franked Amount per security**
Dividend per ordinary share in respect of 31 December 2007 financial year	**4.0 cents**		**4.0 cents**
25 May 2007	2.0 cents		2.0 cents
26 October 2007	2.0 cents		2.0 cents

The company's dividend reinvestment plan was not activated for the payment of the dividend.

Brief Explanation

Refer to the section headed "**Commentary on the Results**" for a brief explanation of the results.

Income Statement

For the year ended 31 December 2007

	Note	CONSOLIDATED 2007 $	2006 $
Revenue	2	14,449,678	12,701,369
Other income	2	6,529,795	572,669
Cost of goods sold		(4,125,000)	(5,019,759)
Marketing expenses		(1,435,724)	(1,287,345)
Administration expenses		(3,157,508)	(2,333,568)
Finance Costs		(17,673)	(3,585)
Research and Development		(70,000)	(50,000)
Other expenses	3	(590,827)	(411,460)
Total expenses		**(9,396,732)**	**(9,105,717)**
Profit/(Loss) before related income tax expense		**11,582,741**	**4,168,321**
Income tax expense		(3,536,697)	(932,755)
Profit/(Loss) after income tax attributable to members of the parent entity		**8,046,044**	**3,235,566**
Overall operations			
Basic earnings per share (cents)	4	8.96	3.64
Diluted earnings per share (cents)	4	8.96	3.64

The accompanying notes form part of these financial statements.

Balance Sheet

As at 31 December 2007

	Note	CONSOLIDATED 2007 $	2006 $
Current assets			
Cash and cash equivalents		1,032,797	2,631,979
Trade and other receivables		3,174,773	2,923,298
Financial assets	5	13,003,609	3,037,797
Inventories	6	3,228,207	1,734,412
Biological assets	7	8,569,494	3,866,868
Total current assets		29,008,880	14,194,354
Non-current assets			
Inventories	6	77,671	85,343
Biological assets	7	9,323,674	5,572,596
Property, plant and equipment		2,290,465	2,586,711
Deferred Tax Assets		181,613	82,661
Total non-current assets		11,873,423	8,327,311
Total assets		40,882,303	22,521,665
Current liabilities			
Trade and other payables		847,545	554,909
Borrowings	8	279,438	-
Financial instruments	5	13,039,628	3,030,967
Current tax liabilities		354,904	687,630
Total current liabilities		14,521,515	4,273,506
Non-current liabilities			
Deferred tax liabilities		2,903,978	507
Long term provisions		67,878	48,654
Total non-current liabilities		2,971,856	49,161
Total liabilities		17,493,371	4,322,667
Net assets		23,388,932	18,198,998
Equity			
Issued capital	9	19,544,815	19,260,762
Reserves	10	(6,224,108)	(4,488,142)
Retained profits		10,068,225	3,426,378
Total equity		23,388,932	18,198,998

The accompanying notes form part of these financial statements.

Statement of Changes in Equity

For the year ended 31 December 2007

	CONSOLIDATED 2007 $	2006 $
Effect of change in accounting policy :		
Total equity at the beginning of the year	**18,198,998**	**17,633,641**
Adjustment on change in accounting policy for AASB 141 to:Retained profits net of tax	2,193,466	-
Restated total equity at the beginning of the financial year	**20,392,464**	**17,633,641**
Exchange differences on translation of foreign operations	(1,760,609)	60,455
Net income recognised directly in equity	(1,760,609)	60,455
Profit/(Loss) for the year	8,046,044	3,235,566
Total recognised income and expense for the year	6,285,435	3,296,021
Shares issued during the year	440,000	812,000
Shares forfeited/cancelled during the year	(155,947)	(400,330)
Dividend Payment	(3,597,663)	(3,152,786)
Share based payments	24,643	10,452
Total movement in equity	2,996,468	565,357
Total equity at the end of the year	**23,388,932**	**18,198,998**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statement

For the year ended 31 December 2007

	Consolidated 2007 $	2006 $
Cash flows from operating activities		
Proceeds from pearl jewellery and oyster sales	13,389,753	14,106,844
Proceeds from other operating activities	(63,584)	368,964
Interest paid	(5,079)	(3,585)
Interest received	61,922	113,625
Payments to suppliers and employees	(9,565,676)	(8,814,906)
Income taxes paid	(1,734,839)	(271,411)
Net cash provided by/(used in) operating activities	2,082,497	5,499,531
Cash flows from investing activities		
Payments for property, plant and equipment	(601,309)	(997,731)
Proceeds on disposal of fixed assets	15,573	4,109
Net cash provided by/(used in) investing activities	(585,736)	(993,622)
Cash flows from financing activities		
Proceeds from Borrowings	1,190,168	-
Repayment of Borrowings	(910,730)	(79,428)
Proceeds from issue of shares	440,000	623,500
Loan of funds to employees	(440,000)	(623,500)
Repayment of Loan to Employees	130,000	75,250
Payments for Purchase of Company Shares	(155,947)	(211,831)
Dividend Payment	(3,597,663)	(3,152,786)
Net cash provided by/(used in) financing activities	(3,344,172)	(3,368,795)
Net increase/(decrease) in cash held	(1,847,411)	1,137,114
Cash and cash equivalents at the beginning of the financial year	2,631,979	1,475,480
Effects of exchange rate changes on cash and cash equivalents	248,229	19,385
Cash and cash equivalents at the end of the financial year	1,032,797	2,631,979

The above cash flow statement should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial report covers the economic entity of Atlas South Sea Pearl Ltd and its controlled entities, and Atlas South Sea Pearl Ltd as an individual parent entity. Atlas South Sea Pearl Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Atlas South Sea Pearl Ltd and its controlled entities has been prepared in accordance with Australian Accounting Standards, which includes AIFRS, and the Corporations Act 2001. Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Reporting Standards (IFRS).

b) Revenue recognition

(a) Sales Revenue comprises of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

(b) Interest Income is recognised as it accrues.

(c) Asset Sales Revenue comprises of the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

c) Biological Assets

The cost of pearls grown by the Group is the fair value less estimated point of sale costs at the time the pearls are harvested.

Oysters are measured at their fair value less estimated point of sale costs. The fair value of oysters is determined by using the present value of expected net cash flows from the oysters, discounted using a pre-tax market determined rate.

Changes in fair value less estimated point of sale costs of oysters are recognised in the income statement in the year they arise.

Pearls are initially measured at their fair value less estimated point of sale costs at the time of harvest. The fair value of pearls is determined by reference to market prices for pearls at the time of harvest.

The gain on initial recognition of pearls is recognised in the income statement in the year of harvest. At the time of harvest, pearls are recorded as inventory.

d) Other accounting policies

A full description of other accounting policies was included in the financial report for the half year ended 30 June 2007 and will also be included in the 2007 annual report.

e) **Change in accounting policy**

In the year ended 31 December 2007 the Group changed its accounting policy for Biological Assets.

The group has applied AASB 141 *Agriculture*. The standard requires that all inventories, which meet the definition of a biological asset – a living animal or plant, shall be measured on initial recognition and at each reporting date at its fair value less estimated point of sale costs, except where the fair value cannot be reliably measured.

In previous reporting periods the directors believed that the most appropriate market valuation for their oysters was their cost of production due to there being no market for oysters by which a reliable valuation comparison can be made.

The change in policy was necessary for the financial report to provide more relevant information about the Groups financial position, financial performance and cashflows. The new policy has been applied retrospectively.

It was not practicable to adjust amounts relating to periods prior to those presented below, including the adjustment required on the opening balance sheet for the year ended 31 December 2006 and therefore the impact for the 2006 income statement. The change in accounting policy has been applied from 31 December 2006, prior to this date the Directors believe that they were unable to distinguish the information that would have been available when the initial financial report for that prior period was authorised for issue

As a result opening retained earnings for the year ended 31 December 2007 was increased by $2,193,466, reflecting the initial recognition of oysters and of harvested pearls, the tax effects of the recognition and the effects of moving from a cost to fair value basis on consolidation.

Notes to the Financial Statements (continued)

2. Revenue

	Consolidated	
	2007	2006
	$	$
Sales Revenue		
Sale of goods	14,333,149	12,546,772
Services	11,807	44,519
Other Revenue		
Interest income	70,368	99,423
Other revenues	34,354	10,655
Revenue	**14,449,678**	**12,701,369**
Change in net market value of biological assets		
Change in fair value less point of sale costs of oysters	5,296,275	-
Gain arising on initial recognition of harvested pearls	795,537	-
	6,091,812	-
Other Income		
Foreign exchange gains	437,983	568,560
Gain on sale of non-current assets	-	4,109
Other Income	**6,529,795**	**572,669**

3. Profit before income tax includes the following specific expenses:

Finance Costs		
Interest and finance charges payable	5,079	3,585
Exchange losses on foreign currency borrowings	12,594	-
Finance costs expensed	17,673	3,585
Administration expenses from ordinary activities		
Operating lease rental costs	101,429	66,957
Movements in provisions		
Depreciation property, plant and equipment	74,936	61,684
	176,365	128,641
Other expenses from ordinary activities		
Movements in provisions		
Provision for employee entitlements	65,107	42,123
Foreign exchange loss	525,720	320,396
	590,827	362,519

Notes to the Financial Statements (continued)

4. Earnings per Share

	Consolidated	
	2007	2006
	CENTS	CENTS
Basic earnings per share (cents per share)	8.96	3.64
Diluted earnings per share (cents per share)	8.96	3.64

	Consolidated	
	2007	2006
Earnings reconciliation	$	$
Net profit/(loss) used for basic earnings	8,046,044	3,235,566
After tax effect of dilutive securities	-	-
Diluted earnings	8,046,044	3,235,566

The Number of shares used in the EPS calculations are as follows:	No.	No.
Weighted average number of ordinary shares	89,825,821	88,960,771
Diluted weighted average number of ordinary shares	89,825,821	88,960,771

Diluted earnings per share is calculated after taking into consideration all options and any other securities that were on issue that remain unconverted at 31 December as potential ordinary shares. There were no options or other equities on issue that would create a dilutive effect as at 31 December.

5. Financial Instruments

	Consolidated	
	2007	2006
Derivative financial assets	13,003,609	3,037,797
Derivative financial liabilities	(13,039,628)	(3,030,967)

Derivative financial assets and liabilities comprise forward foreign exchange contracts and foreign currency options which are in place as cash flow hedges. Gains and losses arising from changes in fair value of foreign exchange contracts are recognised in the income statement in the period in which they arise. These financial instruments are classed as held for trading.

Notes to the Financial Statements (continued)

6. Inventories

	Consolidated 2007	2006
CURRENT		
Pearls – at fair value at deemed cost	2,413,640	-
Pearls – at cost	-	1,434,492
Other – at cost	814,567	299,920
	3,228,207	1,734,412
NON CURRENT		
Nuclei – at cost	77,671	85,343
TOTAL INVENTORY	3,305,878	1,819 755

7. Biological assets

	2007	2006
CURRENT		
Oysters – at cost	-	3,866,868
Oysters – at fair value	8,569,494	-
	8,569,494	3,866,868
NON CURRENT		
Oysters – at cost	-	5,572,596
Oysters – at fair value	9,323,674	-
	9,323,674	5,572,596
Total Biological Assets	17,893,168	9,439,464

8. Borrowings

	Consolidated 2007 $	2006 $
CURRENT		
Secured		
Bank Loan	279,438	-
Total secured current borrowings	279,438	-

This loan is secured by a registered first debenture charge over the assets of the Company. The bank loans are provided under a Japanese Yen facility with a fixed interest rate of 3.06% and are repayable within the year.

Notes to the Financial Statements (continued)

9. Contributed Equity

	Consolidated	
	2007	2006
	$	$
Fully paid Ordinary Shares	19,544,815	19,260,762

Reconciliation of Contributed Equity 2007

	No.	$
Ordinary Shares :		
At the beginning of the financial year	89,313,280	19,260,762
Shares issued	1,100,000	440,000
Shares bought back and cancelled	(367,390)	(155,947)
At the end of the financial year	90,045,890	19,544,815

Reconciliation of Contributed Equity 2006

	No.	$
Ordinary Shares :		
At the beginning of the financial year	87,810,254	18,849,092
Shares issued	2,800,000	812,000
Shares Forfeited	(650,000)	(188,500)
Shares acquired	(646,974)	(211,830)
At the end of the financial year	89,313,280	19,260,762

10. Reserves

	Consolidated	
	2007	2006
	$	$
Foreign Currency Translation Reserve	6,259,203	4,498,594
Employee Share Reserve	(35,095)	(10,452)
	6,224,108	4,488,142

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries to the reporting.

The employee share reserve records the value of equity based remuneration to executives of the company.

Commentary on the Results

1. **Year in Perspective**
The 2007 year saw an excellent and significant improvement in revenue and profit for Atlas South Sea Pearl when compared with 2006. The unaudited revenue and net profit after tax figures for 2007 were: $20,979,473 and $8,046,044, respectively.

Operational targets were maintained and we saw improvement in pearls harvested, particularly from oysters seeded a second time. The Company launched a search to find alternative sites for pearl cultivation outside Indonesia and has established that the North East of Borneo in Malaysia offers considerable potential.

The Company's balance sheet and cash flow remain strong allowing the Company to pay two fully franked dividends. The dividends, each of 2.0 cents per share, were paid in the months of May and October, 2007.

2. **Production activities**
Juvenile oyster survival was affected by the commencement of the monsoon in late 2007, which was of a greater severity than previously experienced in Bali due to prevailing *La Nina* conditions. Good numbers of new season juveniles were produced in both the Lombok and Bali hatcheries and management is focussed on maximising their survival through this critical period.

Just over 400,000 oysters were seeded in Indonesia during 2007 (2006 – 380,000). The company was able to sell nearly 200,000 pearls in 2007 (2006 – 198,000). The average size and unit price of pearls sold in 2007 increased form the previous year resulting in higher revenue from loose pearl sales.

3. **Diversification**
A successful search for new sites in 2007 saw the Company apply for approval to farm pearls in the Malaysian state of Sabah. Government business and incentive approvals have been granted for the project and we are now processing our land and sea lease applications with the local authorities. The requested sites have potential for all aspects of pearl cultivation including hatchery production.

4. **Production techniques, research and development**
After several years of experimenting with improved selection and re-seeding techniques, Atlas harvested a small but exceptional crop of pearls from second time seeded oysters. The quality of these pearls matched that for our pearl harvested from first time seeded oysters but the pearls were larger and had a higher round percentage. In the past, the quality of the second harvest pearls was lower than that for the first so this is a significant break through.

The ongoing programme of research with James Cook University continues. Significant differences in the growth and survival of the population of oysters in this study have been related to their heritage and a breeding programme to maximise performance has been established for the future. The final piece of information, pearl quality, will be available in 2008.

5. **Marketing**
The Company continues to be represented by the pearl marketing and trading company Pearlautore International (PAI).

The Company underlined its commitment to the development of value adding through jewellery production and retail selling with the employment of Michael Schaafsma as Retail Operations Manager. Growth in retail and associated revenue grew by 52% in 2007 and we are looking at further improvement in 2008.

6. Share Buyback

The Company's share buy back programme initiated in 2006 continued in 2007. A total of 367,390 shares were purchased by the Company for $155,947 in 2007. The Company does not have an immediate plan to buy back any more shares at this time.

Other Information

Net tangible Assets backing per share

	Consolidated	
	2007	2006
	$	$
Net assets	23,388,932	18,198,998
Less intangible assets	-	-
Net tangible assets	23,388,932	18,198,998
Number of shares outstanding	90,045,890	89,313,280
Net tangible assets per share	$0.26	$0.20

Acquired or Disposed to Controlled entities

On 21st June 2007 a nominee company was incorporated as a vehicle for undertaking operations in Malaysia. Aspirasi Satria Sdn Bhd is a private company limited by shares, domiciled and incorporated in Malaysia. The company has commenced business in this reporting period, however the contribution to the groups profit from ordinary activities is immaterial to disclose separately.

There were no acquisitions or disposals of controlled entities during the financial year ended 31 December 2007.

Associates and Joint Ventures

There are no associates or joint venture entities that the company is associated or related to.

Compliance Statement

This report has been prepared in accordance with Australian Accounting Standards, which includes AIFRS and the Corporations Act 2001. Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Reporting Standards (IFRS). It is lodged with the ASX under Listing Rule 4.3A.

This report and the financial statements upon which the report is based use the same accounting policies. This report gives a true and fair view of the matters disclosed.

The accounts are in the process of being audited. No qualifications are anticipated from the auditor. The audit report by the auditor will be included in the Atlas South Sea Pearl Limited Annual Report for 31 December 2007.

END